
Mail Stop 3720

August 21, 2009

Theodore S. Green
Chairman of the Board and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

      Re: **TM Entertainment and Media, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed August 12, 2009
             File No. 001-33746

Dear Mr. Green:

      We have reviewed your filing and your response letter dated August 12, 2009 and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you have bundled together under the charter amendment proposal proposed actions that are separate matters that require separate consideration by your stockholders. For example, please revise to include as a separate proposal the increase in the number of authorized shares of common stock which you have recently added to your charter amendment proposal. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available

Telephone Interpretations available on our website at
http://www.sec.gov/interps/telephone/phonesupplement5.htm.

2. Please revise your preliminary proxy card to indicate that the proxy card and proxy statement are "preliminary" copies. See Rule 14a-6(e)(1). Please also revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

3. We note your response to comment six and we have reviewed the supplemental materials you provided to us.

   • We note the statements in your preliminary proxy statement that as of July 31, 2008, 57% of all passengers traveling on inter-city express buses installed with television displays in China were within CME's network. Please either tell us how the materials you provided to us support these statements or provide us with additional data.

   • We note the statements in your preliminary proxy statement that China was the third largest economy in the world in 2008. We also note the information you provided to us which provides China's GDP in 2008. Please either tell us how the materials you provided to us support these statements or provide us with additional data.

Summary of the Proxy Statement, page 2

4. We note your response to comment 12 from our letter dated July 29, 2009. As your certificate of incorporation requires that any business combination have a fair market value of at least 80% of the company's net assets at the time of the acquisition, please revise your summary section to disclose the board's determination of whether the proposed transaction meets the 80% requirement.

5. We note your response to comment 14 from our letter dated July 29, 2009. Please revise your disclosure to clarify whether you are permitted to redeem the warrants prior to your payment of the full $20.9 million to the sellers.

6. We note your response to comment 22 from our letter dated July 29, 2009. Please provide us with a more detailed explanation as to why you do not have the ability to determine the percentage of CME's revenues that were attributed to the identified advertisers (either individually or in the aggregate) or are not otherwise able to provide disclosure addressing the significance of the listed advertisers to CME.

Questions and Answers About the Transaction…, page 11

Do I need to send in my stock certificates now, page 15

7. We note your response to comment 19 from our letter dated July 29, 2009. Please briefly clarify how you will process any stock certificates stockholders submit to you prior to the special meeting in the event the proposed transaction is not approved.

"If the PRC government determines that CME was obligated to register as an out of home advertising network operator…," page 35

8. We note your response to comment 32 from our letter dated July 29, 2009. Please revise your disclosure to include the information you provided in your response to our comment.

Actions That May be Taken to Secure Approval of TM's Stockholders, page 58

9. We note your response to comments five and 25 from our letter dated July 29, 2009 as well as your revised disclosure on pages nine and 57. Please revise your disclosure to clarify your use of the term "forward contract" and indicate whether the parties have agreed upon the material terms of such agreement. Disclose when TM expects to enter into an agreement with Opportunity Partners L.P. with respect to the proposed transaction.

10. Please clarify here and in the summary section why the potential actions described in this section, including the potential forward contract with Bulldog, are not, in effect, a waiver of the voting requirement or the limitation on conversion and why it is consistent with the terms of the initial public offering as described in the initial public offering prospectus and the requirements of the company's charter.

11. We note your disclosure about when and how you will inform stockholders of any purchases of TM's common stock by TM, CME or affiliates of TM and CME. Given that any such purchases described here could have material impacts on the amount of funds available to the combined company following the business combination and the relative ownership of the company, among other items, please disclose here, in the summary section and in a risk factor that TM stockholders may not have time to consider the impact of this material information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).

Background of the Transaction, page 62

12. We note your response to comment 39 from our letter dated July 29, 2009. Please revise your disclosure on page 66 to indicate whether the letter of intent addressed the terms of TM's "permitted financing." As previously requested, please revise your disclosure to discuss in more detail the negotiations of the definition and terms of such financing and the minimum amount of working capital that TM would be required to deliver. We also note that it appears that the form and amount of consideration changed from the letter of intent to the ultimate share exchange agreement. Please revise your disclosure to explain the process by which this change, as well as any other changes to material terms, came about.

13. We note your response to comment 40 from our letter dated July 29, 2009. Please revise your disclosure to address the "material issues" the parties discussed on March 13, 2009 and March 16, 2009.

14. We note your response to comment 41 from our letter date July 29, 2009. Item 1015(b) of Regulation M-A requires, among other things, a summary of any report which shall include the findings and recommendations and the bases for arriving at such findings and recommendations. Please revise your disclosure to include this information with respect to the presentation provided by Pali on December 10, 2008 and the financial model provided on April 23, 2009.

Satisfaction of Requirement that the Transaction has a Fair Market Value Equal to at least 80.0% of TM's Net Assets, page 69

15. We note your response to comment 46 from our letter dated July 29, 2009. Currently, the disclosure in this section focuses only on the fact that the minimum consideration to be paid in the transaction is more than 80% of TM's net assets. If the value of the consideration to be paid is the sole basis for the TM board's determination that the 80% requirement is met, then so state. However, it appears that the board conducted other analyses and valuations. For example, we note your disclosure on page 67 pertaining to the board's consideration of CME's "attractive" valuation relative to its public comparables on a price to earnings multiple basis and your statement on page 68 that the board placed "heavy emphasis" on the price to earnings multiples of publicly traded companies that it deemed to be comparable to CME and compared those to the earnings multiple embedded in TM's transaction with CME. For each financial and valuation analysis conducted by the TM board, provide a reasonably thorough description of the analysis and explain how the analysis supports the board's conclusion that the fair market value of CME is equal to at least 80% of TM's net assets. For example, please provide additional disclosure about the bases for the board's analysis of CME's "attractive" valuation on a price to earnings multiple basis. Such disclosure should also identify the public companies the board deemed to be comparable to CME.

16. We note your response to comment 48 from our letter dated July 29, 2009 and your revised disclosure on page 68. Please further expand your disclosure to address the other standards generally accepted by the financial community that the board of directors relied upon in making its decision to enter into the share exchange agreement.

The Charter Amendment Proposal, page 86

17. Please disclose whether the increase in authorized shares of common stock is necessary to have sufficient shares to issue in the transaction, including the potential earn-out shares. Disclose the number of shares issued and outstanding, reserved for issuance (identifying the purpose) and available for issuance assuming approval of the merger

Agreements that Provide CME Effective Control over Fujian Fenzhong, page 94

18. Please revise your disclosure to clarify the rights, if any, that each party to the framework agreements has to terminate each such agreement.

Capital Expenditures, page 142

19. We note your response to comment 61 from our letter dated July 29, 2009.   In order to provide context for your revised disclosure, please revise the second bullet point on page 142 to indicate the number of bus stations and buses CME intends to upgrade to local wireless network technology.

Hong Kong Mandefu Holding Limited financial statements

General

20. Please update your financial statements to provide interim financial statements for the periods ended June 30, 2009.

Summary of Significant Accounting Policies, page F-32

Revenue Recognition, page F-35

21. We note your response to comment 68 from our letter dated July 29, 2009. We note your statement that the "advertiser will be guaranteed with a minimum number of showing of their advertisements on the CME's platform." We further note that the sales contracts are based on the number of advertising minutes to be shown per month. It is unclear from your response what would happen if you were unable to meet the guaranteed minimum number of showings under the

Theodore S. Green
TM Entertainment and Media, Inc.
August 21, 2009
Page 6

contract. More specifically, tell us how you account for shortfalls in advertising minutes delivered in a given month. If you are recognizing revenues ratably yet still have an obligation at the end of each month to provide advertising services that were not delivered in the previous month, it appears that you may be recognizing revenues prior to the date that they are earned. Further, tell us why "the recognition would be the same whether recording revenue as the advertising is broadcast or monthly."

Cost of Sales, page F-35

22. We note your response to comment 69 from our letter dated July 29, 2009. Please revise your disclosures to incorporate the details included in the first paragraph of your response.

*   *   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jack Levy (via facsimile)